STAGE STORES INC.

BEALLS ■ PALAIS ROYAL ■ PEEBLES ■ STAGE

10201 Main Street
Houston, Texas 77025

February 9, 2006

Via EDGAR, Facsimile (202) 942-9638 and Mail

Mr. Scott Ruggiero
Staff Accountant
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Stage Stores, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2005
Date of Comment Letter: January 31, 2006
SEC File No.: 1-14035

Dear Mr. Ruggerio:

On behalf of Stage Stores, Inc. (the “Company”), this letter is in response to the Staff’s comment letter dated January 31, 2006 (the “Comment Letter”) to the Company regarding the Company’s Form 10-K for the fiscal year ended January 29, 2005 (the “Form 10-K”). Any page reference is keyed to the Form 10-K the Company submitted in electronic form on EDGAR as indicated in the Comment Letter. Our response to the Staff’s comment contained in the Comment Letter is as follows:

Controls and Procedures, page 27

Disclosure Controls and Procedures, page 27

1.
We note your statement that the chief executive officer and chief financial officer have concluded that your “disclosure controls and procedures as they relate to the Company’s lease accounting practices were not effective at January 29, 2005.” We further note your statement that “management determined that the Company’s system of internal control over financial reporting was not effective as of January 29, 2005 as it related to the Company’s lease accounting procedures.”

Given the material weakness noted, we remain unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures and internal controls over financial reporting were effective at January 29, 2005 since it appears that your conclusions apply only to lease accounting practices and procedures. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of both your disclosure controls and procedures and your internal controls over financial reporting.

Attached as Exhibit A to this letter is a marked copy of Item 9A. Controls and Procedures, which the Company believes states, in clear and unqualified language, the conclusions reached by our chief executive officer and our chief financial officer on the effectiveness of both the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting as of January 29, 2005. If it is acceptable to the Staff, the Company will file an amendment to the Form 10-K containing the attached revised Item 9A. Controls and Procedures.

As requested by the Comment Letter and on behalf of the Company, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael E. McCreery
Michael E. McCreery
Chief Financial Officer

2

Exhibit A

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, they concluded that the Company's disclosure controls and procedures were not effective as of January 29, 2005 due to the Company’s lease accounting practices discussed below.

Management's Report on Internal Control Over Financial Reporting

The management of Stage Stores, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management determined that the Company's system of internal control over financial reporting was not effective as of January 29, 2005 due to the Company’s lease accounting practices discussed below. In performing its evaluation, management reviewed the Company's lease accounting practices in light of the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission on February 7, 2005. As a result of this review, management concluded that the Company's controls over the selection and monitoring of appropriate assumptions and factors affecting lease accounting practices were insufficient. Management determined that the Company's rent, depreciation, and interest expense, property and equipment, finance lease obligations, deferred rent credits and deferred income taxes in prior periods had been misstated. On March 17, 2005, the Company's Audit Committee concluded that it was appropriate to restate the Company's financial statements to reflect the correction of these errors in the Company's lease accounting. Management evaluated the impact of this restatement on the Company's assessment of internal control over financial reporting and concluded that the control deficiency related to lease accounting practices that resulted in incorrect lease accounting represented a material weakness as of January 29, 2005. On April 27, 2005 the Company filed with the SEC the restated financial statements for the years ended January 31, 2004 and February 1, 2003 and the twenty-two weeks ended February 2, 2002 and the first three quarters of the 2004 fiscal year.

A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard 2), or combination of control deficiencies, that result in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. PCAOB Auditing Standard 2 identifies a number of circumstances that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as at least significant deficiencies, as well as strong indicators of a material weakness, including the restatement of previously issued financial statements to reflect the correction of a misstatement.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Remediation Steps to Address Material Weakness

To remediate the material weakness in our internal control over financial reporting for lease accounting practices, the Company has implemented additional review procedures over the selection and monitoring of appropriate assumptions and factors affecting lease accounting practices and therefore the remediation has been completed. No other material weaknesses were identified as a result of management's assessment.

Change in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during its last fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

/s/ JAMES R. SCARBOROUGH	/s/ MICHAEL E. McCREERY
James R. Scarborough	Michael E. McCreery
Chairman and Chief Executive Officer	Executive Vice President and Chief
Financial Officer
February ___, 2006	February ___, 2006